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Howard S. Hirsch 404 898 8130 howard.hirsch@hklaw.com

December 1, 2006

VIA EDGAR

Celeste M. Murphy, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Wells Real Estate Fund VII, L.P. Schedule 13E-3 filed November 6, 2006, as amended November 28, 2006 File No. 5-82154

Schedule 14A filed November 6, 2006, as amended November 28, 2006

File No. 0-25606

Dear Ms. Murphy,

On behalf of Wells Real Estate Fund VII, L.P., we are responding to your letter dated November 29, 2006. We have restated each of your questions below and addressed each one in the order you presented them to us in your letter.

Schedule 14A

Special Factors, page 1

1.	We note your amendment and response to prior comment 9, including your statement that “[a]lthough a purchase agreement has not been executed, the parties intend to execute a purchase agreement on substantially the same terms as those negotiated with Lat Purser.” Please amend this disclosure to include the terms the parties intend to include.

Response: Based on the Staff’s comment and our discussion with the Staff, our client has revised the disclosure set forth on page 1 under the heading “Background and Negotiations of the Proposed Sale of the Outparcels” as follows:

“Background and Negotiations of the Proposed Sale of Outparcels

In September and October, 2006, representatives of the General Partners and the Proposed Buyer met on several occasions over a three week period to discuss the possible sale of the Outparcels to the Proposed Buyer. There was no representative present to act on behalf of the unaffiliated Limited Partners. No material terms were discussed other than the sales price of the Outparcels. During those conversations, the parties agreed to use the recent purchase price of $748,000 by Lat Purser, an unaffiliated third party, as a good indication of a fair and reasonable price for the Outparcels and a base negotiation price. In addition, rather than relying solely on the Lat Purser agreed upon price, the parties thought it would be fair and in the best interests of the unaffiliated Limited Partners to obtain an independent third-party appraiser to appraise the Outparcels to further support the General Partners’ belief the price that Lat Purser had previously agreed to pay for the Outparcels was fair to the unaffiliated Limited Partners. Finally, the parties agreed that a price greater than both the price Lat Purser had previously agreed to pay and the appraisal price would be fair to the unaffiliated Limited Partners. Rather than negotiate a purchase agreement between the parties, the General Partners, the Wells Fund VII Related Parties and the Proposed Buyer determined that it would be in the best interests of the unaffiliated Limited Partners if the parties used the same terms and conditions, with the exception of a higher purchase price, as were contained in the purchase agreement originally executed with Lat Purser, which was negotiated at arm’s length. Although a purchase agreement has not yet been executed, the parties intend to execute a purchase agreement on the substantially same material terms as those previously negotiated with Lat Purser. In addition to the material terms described on pages ii and 12 of this Statement, the purchase agreement to be entered into between Fund VI-VII-VIII Associates and the Proposed Buyer is anticipated to contain customary title examination and objection provisions, as well as the following representations and warranties by Fund VI-VII-VIII Associates, which under the purchase agreement will survive the closing of the transaction:

•	power and authority to enter into the purchase agreement, and that execution, delivery and performance of the purchase agreement has been duly authorized;
•	the absence of any notice of any contemplated action by a governmental authority having the power of eminent domain, which might result in any part of the Outparcels being taken;
•	the absence of any tenant or other occupant having a possessory right or claim in the Outparcels;
•	the absence of violations of laws, ordinances, or regulations affecting the Outparcels;
•	the absence of a landfill, dump, storage tanks, or underground pipes owned by public utility companies (except for county water or sewer lines or electrical conduits) on or below the surface of the Outparcels; and
•	the absence of any notice of any activities, which would create the existence of any areas, in or on the surface of the Outparcels or the waters at or beneath the surface of the Outparcels, where hazardous materials, or waste of any type, have been disposed of, released or found.

The Proposed Buyer’s obligations to effect the closing under the purchase agreement will be subject to the satisfaction or waiver at or prior to closing of the following conditions:

•	the Proposed Buyer’s determination in its sole discretion prior to expiration of the inspection period that the Outparcels are suitable for the Proposed Buyer’s investment; and
•	the truth of the representations and warranties of Fund VI-VII-VIII Associates as of the closing date.

The purchase agreement will contain a standard inspection period provision whereby the Proposed Buyer will have a right to go upon and inspect the Outparcels, including the right to conduct soil, groundwater and environmental testing until the expiration of the inspection period on December __, 2006. In addition, Fund VI-VII-VIII Associates will be required to deliver various surveys, maps and permits to the Proposed Buyer within three days after execution of the purchase agreement.

Until the closing of the sale of the Outparcels, all risk of loss relating to damage or destruction of the Outparcels (whether by natural disaster, or other casualty, or by exercise of the power of eminent domain) shall belong to Fund VI-VII-VIII Associates. If material damage to the property should occur, the Proposed Buyer may elect to either (i) terminate the purchase agreement, or (ii) consummate the purchase agreement and receive all insurance proceeds, condemnation awards, or other compensation received by Fund VI-VII-VIII Associates (in addition to any and all rights with respect to payment for damages as a result of any such casualty or condemnation).

If the purchase agreement is not consummated on account of a default by Fund VI-VII-VIII Associates, the Proposed Buyer shall have the option to either (i) have any and all earnest money returned to it, or (ii) seek specific performance of the purchase agreement. If, however, the purchase agreement is not consummated because of the Proposed Buyer’s default, Fund VI-VII-VIII Associates shall be entitled to (as Fund VI-VII-VIII Associates sole and exclusive remedy) payment of the earnest money and additional earnest money deposited under the purchase agreement.

At closing, Fund VI-VII-VIII Associates will be required to deliver, among other things: (i) a special warranty deed for the Outparcels, (ii) exclusive possession of the Outparcels, (iii) a certificate that the representations and warranties set forth in the purchase agreement are true and correct as of the closing date, and (iv) various affidavits related to title matters, tax matters and legal matters regarding the Outparcels. Under the purchase agreement, Fund VI-VII-VIII Associates will be required to pay normal closing costs, including transfer tax on the deed, proration of real estate taxes and its own attorneys’ fees.”

Fairness of the Proposed Sale of Outparcels, page 3

2.	We note your amendment and response to prior comment 15, but believe that you should provide more information regarding the relevance of the factors listed in Instruction 2 to Item 1014 of Regulation M-A in addressing the substantive fairness of the going private transaction. You state that the general partners and the wells fund related parties did not consider such factors relevant to their evaluation of the proposed sale. When a factor which would otherwise be important in determining the terms of the transaction is not considered or given little weight because of particular circumstances, this may be a significant aspect of the decision-making process which should be discussed in order to make the item disclosure understandable and complete. For example, if liquidation value was disregarded because the issuer or affiliate believed that the Company’s assets would be very difficult to sell, or if historical market prices were believed not to be indicative of the value of the securities because of recent adverse developments, the bases for such beliefs should be discussed. In responding to this comment please be mindful that the requirement of a reasonably detailed discussion of the material factors underlying the affiliates’ beliefs as to the fairness of the transaction is designed to assist security holders in making their investment decision by providing them with information, from the most knowledgeable source, regarding the terms and effect of the transaction in relation to the business and prospects of the issuer. Vague and non-specific information should be avoided. Each factor which is material to the transaction should be discussed and, in particular, if any of the sources of value indicate a value higher than the value of the consideration offered to unaffiliated security holders, the discussion should specifically address such difference and should include a statement of the bases for the belief as to fairness in light of the difference. See Q & A No. 20 and 21 in Exchange Act Release 17719 (April 13, 1981). Please revise to explicitly address each factor.

Response: Based on the Staff’s comment and our discussion with the Staff, our client has revised the disclosure set forth on page 3 under the heading “Fairness and Factors Considered in Determining Fairness” as detailed below. Further, our client has informed us that neither the net book value of the properties, the going concern value of the partnership, nor the liquidation value would result in a higher value than the proposed purchase price.

“Fairness and Factors Considered in Determining Fairness

The General Partners and Wells Fund VII Related Parties believe that both the proposed amendments to the Partnership Agreement and the sale of the Outparcels to the Proposed Buyer are fair and in the best interests of the unaffiliated Limited Partners based on the following factors and information:

•	The General Partners conducted an analysis of the possible alternatives, including continuation of the partnership without the proposed disposition, which included an evaluation of the operating performance of the properties and the need for additional capital expenditures.

•	The annual fees and administrative expenses estimated to be $170,000 that Wells Fund VII would be required to incur as a result of its continued ownership interest in the Outparcels and operation as a public limited partnership, which include administrative, legal and accounting expenses relating to the preparation and filing of periodic reports with the SEC, particularly in light of the requirements imposed by the Sarbanes-Oxley Act of 2002, the rules and regulations promulgated by the SEC thereunder, and administrative and accounting expenses relating to the preparation of tax returns and general audit costs.

•	The absence of an unaffiliated representative to act solely on behalf of the partnership or the unaffiliated Limited Partners in negotiating the terms of the proposed sale on an independent, arm’s length basis.

•	The requirement that the proposed sale be approved by a majority of the unaffiliated Limited Partners.

•	The unaffiliated third party, who negotiated at arm’s length, offered to buy the Outparcels for $748,000.

•	The independent appraisal of the Outparcels, which is described in detail on page 5 under the heading “Appraisal,” which estimated the value of the Outparcels to be $744,800.

•	The purchase price of $750,000 for the Outparcels is greater than both the independent appraisal and the price the unaffiliated third party intended to pay.

In evaluating these factors, the General Partners and the Wells Fund VII Related Parties did not quantify or otherwise attach particular weight to any of them. In other transactions, the determination of fairness is sometimes evaluated based on other factors, such as the net book value of the properties, going concern value of the company and liquidation value of the company. The General Partners and the Wells Fund VII Related Parties did not consider such factors relevant to an evaluation of the proposed sale. Specifically, the General Partners and the Wells Fund VII Related Parties believe that (i) the net book value of the properties was not relevant because net book value represents only the historical cost of the assets as reflected on Wells Fund VII’s balance sheet which is not reflective of current fair market value of the Outparcels and, in addition, is based in part on the General Partners’ original allocation of the aggregate price paid for the entire Tanglewood Commons tract, which may bear no relationship to the relative values of the various tracts comprising the Tanglewood Commons property; (2) the going concern value was not relevant because Wells Fund VII has no active operations since its only remaining assets consist of its interest in the Outparcels which generate no income; and (3) the liquidation value of the partnership was not relevant as an independent measure of value because the sale of the Outparcels will in fact result in a liquidation of Wells Fund VII since it will involve a sale of the final properties owned by Wells Fund VII and distribution of the net sale proceeds therefrom in liquidation of Wells Fund VII, and the General Partners and the Wells Fund VII Related Parties did not believe that a liquidation valuation, which normally involves an estimate of the value of an entity’s assets, would provide the unaffiliated Limited Partners with any additional meaningful information which would be important or useful in evaluating the terms of the transaction. The General Partners and the Wells Fund VII Related Parties are of the opinion that the independent appraisal and the price resulting from arm’s length negotiations with an unaffiliated third party are a more accurate indicator of market value, under these circumstances, than other valuation techniques such as liquidation value, net book value or going concern value.”

As we have discussed, our client would like to finalize the Schedule 14A as soon as possible and accordingly, would sincerely appreciate the Staff’s prompt response. If you have any further questions or comments, or if you require any additional information, please contact me by telephone at (404) 898-8130, or by facsimile at (404) 541-4436. Thank you for your assistance.

Very truly yours, HOLLAND & KNIGHT LLP

/s/ Howard S. Hirsch, Esq.
Howard S. Hirsch, Esq.